    As filed with the Securities and Exchange Commission on June 27, 1997;
                           Registration No. 33-78016

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           _________________________

                         Post-Effective Amendment No. 3
                                       to
                                    Form S-1
                                       on
                                    Form S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                _______________

                          NaPro BioTherapeutics, Inc.
             (Exact Name of Registrant as Specified in Its Charter)

        Delaware                              2833                 84-1187753
(State or Other Jurisdiction of    (Primary Standard Industrial    (I.R.S. Employer
Incorporation or Organization)     Classification Code Number)     Identification No.)

                            6304 Spine Road, Unit A
                            Boulder, Colorado 80301
                           Telephone: (303) 530-3891
              (Address, Including Zip Code, and Telephone Number,
       Including Area Code, of Registrant's Principal Executive Offices)

         Gordon H. Link, Jr.                              Copies to:
       Chief Financial Officer                     Francis R. Wheeler, Esq.
       6304 Spine Road, Unit A                     Holme Roberts & Owen LLP
       Boulder, Colorado 80301                     1700 Lincoln, Suite 4100
       Telephone: (303) 530-3891                    Denver, Colorado  80203
      Telecopier: (303) 530-1296                   Telephone: (303) 866-0477
   (Name, Address, Including Zip Code,            Telecopier:  (303) 866-0200
and Telephone Number, Including Area Code, of Agent for Service)

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                           __________________________

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a) may determine.

--------------------------------------------------------------------------------

                          NAPRO BIOTHERAPEUTICS, INC.

       360,000 Shares of Common Stock and 180,000 Warrants by the Company

         1,005,000 Other Shares of Common Stock by Selling Stockholders

     NaPro BioTherapeutics, Inc. (the "Company") is offering hereby a total of
(i) 360,000 shares of Common Stock ("Shares") issuable upon exercise of 360,000 warrants (the "Underwriter's Warrants") with a $7.50 exercise price per share of Common Stock issued or issuable to Whale Securities Co., L.P. ("Whale"), the underwriter in the Company's initial public offering in 1994, and (ii) 180,000 warrants (the "Other Warrants") to purchase Underwriter's Warrants, with an exercise price of $0.15, also issued to Whale. The Underwriter's Warrants and the Other Warrants are collectively referred to as the "Warrants."

     This Prospectus also relates to the offer and sale by certain persons (the "Selling Stockholders"), of a maximum of 1,005,000 shares of Common Stock (the "Selling Stockholder Shares") consisting of (i) 395,000 shares of Common Stock into which 395,000 shares of the Company's Nonvoting Common Stock (the "Nonvoting Common") will be convertible upon disposition; (ii) 200,000 shares of Common Stock issuable upon exercise of 200,000 redeemable warrants (the "Faulding Warrants") with a $5.00 exercise price to purchase Nonvoting Common Stock and converted into Common Stock upon disposition, issued to F.H. Faulding & Co., Ltd., (iii) 180,000 shares of Common Stock into which the Underwriter's Warrants are exercisable, (iv) 180,000 shares of Common Stock into which the Other Warrants are exercisable, and (v) 50,000 shares of Common Stock to be sold by other Selling Stockholders in addition to those shares identified in clauses
(i) through (iv).

     The Common Stock is quoted on the Nasdaq National Market ("Nasdaq") under the symbol "NPRO".

     The Company will not receive any of the proceeds from the sale of the Shares or the Selling Stockholder Shares, although the Company will receive $5.00 per share upon exercise of the Faulding Warrants, $7.50 per share upon exercise of the Underwriter's Warrants for Common Stock, $.15 per warrant upon exercise of the Underwriter's Warrants for Other Warrant's and $7.50 per share upon exercise of the Other Warrants. See "Selling Stockholders and Plan of Distribution."

        THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK AND
             SHOULD NOT BE PURCHASED BY INVESTORS WHO CANNOT AFFORD
            THE LOSS OF THEIR ENTIRE INVESTMENT.  SEE "RISK FACTORS"

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
                 COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
                 COMMISSION OR ANY STATE SECURITIES COMMISSION
                    PASSED UPON THE ACCURACY OR ADEQUACY OF
                    THIS PROSPECTUS.  ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.

=========================================================================
                                   Underwriting Discounts   Proceeds to
               Price to Public(1)     and Commissions      Company(5)(6)

-------------------------------------------------------------------------
Per Share....       $     5.00(2)            $0              $1,000,000
-------------------------------------------------------------------------
Per Share....       $     7.50(3)            $0              $2,700,000
-------------------------------------------------------------------------
Per Warrant..       $      .15(4)            $0              $   27,000
-------------------------------------------------------------------------
Total........       $3,727,000               $0              $3,727,000
=========================================================================

(1) The information contained in this table applies only to the Faulding Warrants, the Underwriters Warrants and the Other Warrants. The Company will not receive any proceeds from the sale of the Selling Stockholders' Shares.
(2)  To be received upon exercise of Faulding Warrants.
(3)  To be received upon exercise of Underwriter's Warrants.
(4)  To be received upon exercise of the Other Warrants.
(5)  Before deducting offering expenses estimated at $20,000.
(6)  Assumes all of the Warrants are exercised.

                The date of this Prospectus is _______ __, 1997

                               TABLE OF CONTENTS


                                                      Page
                                                      ----

    Available Information..........................     3

    Information Incorporated by Reference..........     3

    Prospectus Summary.............................     4

    Risk Factors...................................     6

    Use of Proceeds................................    17

    Selling Stockholders and Plan of Distribution..    17

    Legal Matters..................................    19

    Experts........................................    19

     No dealer, salesperson, or any individual has been authorized to give any information, or to make any representations, other than those contained or incorporated by reference in this Prospectus or in a Prospectus Supplement in connection with the offer made by this Prospectus and any Prospectus Supplement, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Selling Stockholders. Neither the delivery or this Prospectus or any Prospectus Supplement nor any sale made hereunder or thereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date hereof or thereof or that the information contained or incorporated by reference herein or therein is correct as of any time subsequent to the date hereof or thereof. This Prospectus and any Prospectus Supplement shall not constitute an offer to sell or a solicitation of an offer to buy any of the Shares in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.


               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Certain statements in this Prospectus constitute "forward-looking statements" within the meaning of the federal securities laws. Such forward-looking statements may include, among other things, statements concerning the Company's plans, objectives or future economic prospects, such as matters relative to availability of raw materials; plant completion and approval; completion of clinical trials and regulatory filings; prospects for and timing of regulatory approvals; need for and availability of additional capital; amount and timing of capital expenditures; timing of product introductions and revenue; prospects for breaking even and other statements of expectations, beliefs, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company to be materially different from the results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, adverse economic and general business conditions; competition from Bristol-Myers Squibb Company and other existing and new producers of paclitaxel and other drugs; technological advances relating to cancer treatment and drug development; ability to obtain rights to technology; ability to obtain raw materials and commercialize manufacturing processes; timing of regulatory filings relative to those of competitors; effectiveness of NBT Paclitaxel (as defined below) and other pharmaceuticals developed by the Company in treating disease; results of research and development activities; business abilities and judgment of management and other personnel; availability of qualified personnel; changes in and compliance with governmental regulations; effect of financial market conditions and other factors on capital availability for the Company and other biopharmaceutical companies; performance of the Company's strategic partners of obligations under existing agreements; the financial health of the Company's strategic partners; and other factors discussed under "Risk Factors."

                             AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected without charge at, and copies thereof may be obtained at prescribed rates from, the public reference facilities of the Commission's principal office at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, NY 10048. The Commission also maintains a site on the World Wide Web, the address of which is http://www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers, such as the Company, that file electronically with the Commission.

     The Company has filed with the Commission a Registration Statement under the Securities Act, with respect to the securities offered hereby (the "Registration Statement"). This prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information with respect to the Company and the securities offered hereby reference is made to the Registration Statement, including the exhibits thereto, which may be inspected at, and copies thereof may be obtained at prescribed rates from, the public reference facilities of the Commission at the addresses set forth above.

                     INFORMATION INCORPORATED BY REFERENCE

     The following documents have been filed with the Commission (File No. 0-24320) and are incorporated in this prospectus by reference and made a part hereof:

     1. The Company's Annual Report on Form 10-K for the year ended December 31, 1996;

     2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997;

     3. The description of the Company's Common Stock included in the Registration Statement on Form 8-A filed June 17, 1994, as amended on July 27, 1994; and

     4. The description of the Company's Rights to Puchase Class B Junior Participating Preferred Stock filed on Form 8-A filed November 26, 1996.

     All documents filed by the Company following the filing of the Registration Statement pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act, after the date of this Prospectus and prior to the termination of the Offering, shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the dates of filing of such documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

          The Company will provide without charge to each person to whom this Prospectus is delivered, upon such person's written or oral request, a copy of any and all of the information that has been incorporated by reference into this Prospectus (not including exhibits to such information unless such exhibits are specifically incorporated by reference into such information). Any such request should be directed to NaPro BioTherapeutics, Inc., 6304 Spine Road, Unit A, Boulder, Colorado 80301. Telephone: (303) 530-3891, Attention: Investor Relations.

--------------------------------------------------------------------------------

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus or incorporated by reference hereto. Each prospective investor is urged to read this Prospectus in its entirety. Special
Note: Certain statements set forth below constitute "forward-looking statements" within the meaning of the Reform Act. See "Special Note Regarding Forward-Looking Statements" on page 2 for additional factors relating to such statements.

                                  The Company

     NaPro BioTherapeutics, Inc. (the "Company") is engaged in the development and manufacture of paclitaxel (the Company's formulation of paclitaxel is referred to herein as "NBT Paclitaxel"), a naturally-occurring cytotoxic agent found in certain species of yew (Taxus) trees. Bristol-Myers Squibb Company ("BMS") has publicly announced sales of their formulation of paclitaxel, known as TAXOL(R)/1/, of approximately $580 million in 1995 and $813 million in 1996. The Company's objective is to develop its proprietary extraction, isolation and purification ("EIP(TM)") technology in conjunction with proprietary sources of renewable Taxus biomass to become an established manufacturer of NBT Paclitaxel on a worldwide basis while assigning responsibility for the performance of clinical trials and regulatory procedures and sales, marketing and distribution of NBT Paclitaxel to large international pharmaceutical companies. To implement this strategy, the Company has formed strategic alliances through long-term exclusive agreements with each of F.H. Faulding & Co., Ltd., Australia's largest domestic pharmaceutical company with 1996 sales of approximately $1.2 billion ("Faulding"), and Baker Norton Pharmaceuticals, a subsidiary of IVAX Corporation, a diversified international healthcare company with 1996 sales of approximately $1.2 billion ("IVAX" and together with Faulding, the "Strategic Partners").

     The Strategic Partners have agreed to fund and, with the Company's input, oversee the clinical trials required to obtain regulatory approvals for the commercialization of NBT Paclitaxel in their respective territories. The Company is responsible for supplying the Strategic Partners with NBT Paclitaxel for clinical and commercialization purposes. Upon commercialization, the Company will receive royalty payments based on NBT Paclitaxel product sales by the Strategic Partners.

     Faulding obtained regulatory approval and began marketing NBT Paclitaxel as a generic pharmaceutical in Australia in January 1995 for treating refractory breast and ovarian cancers, and is seeking approvals to market NBT Paclitaxel in other countries in its defined territory. IVAX filed an Investigational New Drug application for NBT Paclitaxel with the United States Food and Drug Administration (the "FDA") in June 1994. IVAX has completed the treatment phase of the Phase II/III clinical trials with NBT Paclitaxel for three therapeutic indications including refractory breast and ovarian cancers and Kaposi's Sarcoma and submitted a new drug application (an "NDA") to the FDA for Kaposi's Sarcoma on March 31, 1997. The Company has been advised that BMS submitted a supplemental NDA for Kaposi's Sarcoma in February 1997. There can be no assurance as to whether IVAX will be successful in obtaining any necessary regulatory approvals or successfully market NBT Paclitaxel even if such approvals are obtained. See "Risk Factors--Government Regulation; No Assurance of Regulatory Approval".

     The Company's EIP(TM) technology was designed to allow the extraction of paclitaxel and other taxanes (compounds structurally similar to paclitaxel that can be synthesized into paclitaxel) from renewable sources of biomass such as needles and limbstock harvested from ornamental yew bushes. In order to have access to a more stable and reliable source of Taxus biomass for use in the production of NBT Paclitaxel, the Company has entered into agreements with Pacific Biotechnologies, Inc. ("PBI"), a subsidiary of Pacific Regeneration Technologies, Inc., one of Canada's largest reforestation companies, and Zelenka Nursery, Inc. ("Zelenka"), the largest commercial grower of ornamental yew trees for the horticulture industry in the United States, to grow cloned ornamental yew trees and bushes on a large scale. The Company is currently constructing a large-scale commercial EIP(TM) manufacturing facility with planned capacity to meet

------------------
/1/ TAXOL(R) is a registered trademark of Bristol-Myers Squibb Company for an anti-cancer pharmaceutical preparation containing paclitaxel.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

the commercial needs of the Strategic Partners through 1999. In addition, in order to increase production yields of NBT Paclitaxel and reduce manufacturing cost, the Company is developing, and has applied for patent protection for, a semi-synthesis process for manufacturing NBT Paclitaxel from certain other taxanes contained in renewable biomass sources. The use of this semi-synthesis process will require a supplemental NDA (an "SNDA").

     The Company was incorporated as a Washington corporation in 1991, and was reincorporated as a Delaware corporation in 1993. The Company has two subsidiaries, NaPro BioTherapeutics (Canada) Inc., a British Columbia Company ("NaPro Canada"), and NaPro BioTherapeutics (Ireland) Ltd., a Company formed under the laws of Ireland. All references herein to the "Company" include these subsidiaries, unless the context requires otherwise.

     The Company's principal executive offices are located at 6304 Spine Road, Unit A, Boulder, Colorado 80301, and its telephone number is (303) 530-3891.

                              Recent Developments

     The Company closed a private placement of approximately $10 million of senior convertible notes on June 4, 1997. The convertible notes (the "Notes") were sold at par, mature in June 2000 and bear interest at a rate of 5% per annum. Interest on the Notes may be paid in Common Stock or cash, at the option of the Company. Initially, the Notes are convertible into Common Stock of the Company at a price of $10.00 per share. Starting on October 2, 1997, the Notes are convertible into Common Stock of the Company at a discount (ranging from 5% to 10%) from the market price of the Common Stock on a selected date prior to the conversion. If not converted into Common Stock, upon maturity in June 2000 the Notes will be exchanged for 13.75% five-year debentures of the Company. In connection with the private placement of the Notes, the Company issued warrants (the "Warrants") to purchase up to 323,700 shares of Common Stock at $10.00 per share, including Warrants to purchase up to 33,700 shares of Common Stock that were issued to the placement agent.

                                  The Offering

--------------------------------------------------------------------------------------------------------------------------
Securities Offered by the Company                    180,000 Other Warrants and 360,000 shares of Common Stock to be issued upon exercise of the Underwriter's Warrants and the Other
                                                     Warrants.
--------------------------------------------------------------------------------------------------------------------------
Securities Offered by the Selling                    In addition to resale of the 360,000 shares of Common Stock to be
Stockholders                                         acquired upon from the Company upon exercise of the Underwriter's
                                                     Warrants and the Other Warrants, a total of 1,005,000 shares of
                                                     Common Stock are being offered hereby on behalf of the Selling
                                                     Stockholders.
--------------------------------------------------------------------------------------------------------------------------
Common Stock to be outstanding after                 12,962,319 shares.
the offering (assuming exercise of
all Warrants).......................
--------------------------------------------------------------------------------------------------------------------------
Use of Proceeds; Plan of Distribution                The Company will not receive any proceeds from the sale of the securities.  However, the company will receive approximately
                                                     $3,700,000 upon the exercise of the Warrants and the Faulding
                                                     Warrants, assuming all such warrants are exercised.  No underwriting discounts or commissions will be paid in connection with this offering.  See "Use of Proceeds."
--------------------------------------------------------------------------------------------------------------------------
Risk Factors                                         The securities offered hereby are speculative and involve a high degree of risk and immediate substantial dilution and should not be purchased by investors who cannot afford the loss of their entire investment.  See "Risk Factors."
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Nasdaq symbol                                        Common Stock -- "NPRO"
--------------------------------------------------------------------------------

          The Common Stock is quoted on the Nasdaq National Market ("Nasdaq") under the symbol "NPRO". The Other Warrants are not traded on any exchange or Nasdaq.

          The Company will not receive any of the proceeds from the sale of the Securities, however, the Company will receive $5.00 per share upon exercise of the Faulding Warrants, $7.50 per share upon exercise of the Underwriter's Warrants, and $.15 per warrant upon the exercise of the Other Warrants. See "Selling Stockholders and Plan of Distribution."

--------------------------------------------------------------------------------

                                  RISK FACTORS

          In addition to the other information in this Prospectus, the following factors should be considered carefully by potential investors in evaluating an investment in the shares of Common Stock offered hereby. Special Note: Certain statements set forth below constitute "forward-looking statements" within the meaning of the Reform Act. See "Special Note Regarding Forward-Looking Statements" on page 2 for additional factors relating to such statements.

          Early Stage of Product Development; Dependence on Paclitaxel. The Company has a limited relevant operating history upon which an evaluation of its prospects can be made. Such prospects must be considered in light of the risks, expense and difficulties frequently encountered in establishing a business in the evolving, heavily regulated pharmaceutical industry, which is characterized by an increasing number of market entrants, intense competition and a high failure rate. In addition, significant challenges are often encountered in shifting from development to commercialization of new products. Since its inception, the Company has devoted its efforts almost entirely to the development and implementation of its EIP(TM) technology for producing NBT Paclitaxel. The Company currently has no other drugs in clinical trials and has conducted very limited investigation into additional product possibilities. The Company cannot predict when, if ever, it will identify or successfully develop any additional product candidates and any additional products. The Company is exclusively dependent on the sales of NBT Paclitaxel for revenue for the foreseeable future. The Company's production of NBT Paclitaxel continues to be limited to small-scale production for use by the Strategic Partners for research and development and in clinical trials and limited commercial sales. The Company's future growth and profitability will depend upon, among other things, the ability of the Company to complete development of its EIP(TM) technology, develop large-scale commercial manufacturing capacity sufficient to meet requirements of the Strategic Partners, operate without infringing on the patent or proprietary rights of others, obtain regulatory approval for its manufacturing processes, including using biomass sources other than the bark of the wild Pacific yew for the production of NBT Paclitaxel, and develop and obtain regulatory approval for its semi-synthetic formulation of paclitaxel, of which there can be no assurance. The Company's growth and profitability is also dependent on the success of the Strategic Partners in advancing NBT Paclitaxel through regulatory processes in the United States and other countries around the world, and in fostering commercial acceptance of NBT Paclitaxel in the oncological market as a form of chemotherapy. This will require substantial additional clinical testing and marketing efforts and the expenditure of significant funds by the Strategic Partners. Although NBT Paclitaxel is currently approved for commercial sale in Australia, the Company does not expect NBT Paclitaxel to receive regulatory approvals in most other countries, including the United States, for at least one year, if at all. Clinical testing of the safety and efficacy of new drugs takes several years, and the time required to commercialize new drugs cannot be predicted with accuracy. Product development of pharmaceuticals is highly uncertain, and unanticipated developments, clinical or regulatory delays, unexpected adverse side effects, inadequate therapeutic efficacy or competitive and technological developments could slow or prevent the product development efforts of the Company and the Strategic Partners and have a material adverse effect on the Company. There can be no assurance that NBT Paclitaxel will receive the necessary regulatory approvals, prove safe and effective, be capable of being produced in commercial quantities at acceptable cost or be successfully marketed by the Strategic Partners in the oncological market. The failure of NBT Paclitaxel to achieve any of the foregoing would have a material adverse effect on the Company and could result in the Company being forced to discontinue operations. See "Risk Factors--Government Regulation; No Assurance of Regulatory Approval."

          Dependence on Strategic Alliances. The Company has entered into long-term agreements with the Strategic Partners pursuant to which the Strategic Partners have assumed control of the clinical development and commercialization of NBT Paclitaxel in their respective territories, including conducting clinical trials and preparing and filing regulatory submissions. The Company is responsible for the manufacture of NBT Paclitaxel as a pharmaceutical under current good manufacturing practices ("cGMP") to satisfy the Strategic Partners' clinical and commercial needs. The Company has limited independent clinical testing and marketing capabilities and experience and it is unlikely that the Company could achieve a sufficient independent level of such capabilities and experience in the short or medium term. In the event that either of the agreements with the Strategic Partners were to be terminated, there can be no assurance that the Company would be able to enter into new, comparable agreements, or establish its own marketing and sales force to market NBT Paclitaxel effectively on a global basis and compete with BMS and others, any of which would have a material adverse effect on the Company's business, financial condition and results of operations. Sales of NBT Paclitaxel to the Strategic Partners constituted virtually all of the Company's revenue during the year ended December 31, 1996, and the Company expects that sales to the Strategic Partners will continue to constitute substantially all of the Company's revenue for the foreseeable future.

          There can be no assurance that the Strategic Partners will continue to perform their respective obligations under these agreements, that they will be successful in their clinical trials or in receiving the necessary regulatory approvals for NBT Paclitaxel, or that they will be successful in marketing and distributing NBT Paclitaxel if regulatory approvals are received. The failure of the Strategic Partners to perform any such obligations or to be successful in marketing NBT Paclitaxel would have a material adverse effect on the Company. Furthermore, there can be no assurance that business conflicts will not arise between the Strategic Partners or between the Company and the Strategic Partners over paclitaxel or non-paclitaxel anti-cancer drugs that may be produced by the Strategic Partners. In addition, the agreements with the Strategic Partners are subject to termination under various circumstances. Faulding may terminate its agreement with the Company upon the occurrence of certain events, including the following: (i) if Faulding becomes controlled by a pharmaceutical company that sells paclitaxel in the Faulding territory; (ii) if the Company becomes controlled by IVAX or BMS; (iii) if the Company is purchased by a pharmaceutical company which sells paclitaxel in the Faulding territory and that company refuses to be bound by the terms of the Faulding agreement; or (iv) if the Company is unable to meet the paclitaxel supply requirements of Faulding as defined under the agreement. IVAX may terminate its agreement if the Company materially breaches the agreement. Pursuant to the agreement, a material breach includes the Company's failure to meet the supply requirements of IVAX for a continuing three-year period. In addition, if the Company is unable to meet at least 75% of its supply obligations to IVAX for a continuing period of 90 days, IVAX may have the right to obtain certain confidential manufacturing information and to have paclitaxel manufactured by a third party. Termination of the agreements under certain of the circumstances set forth above could prevent the Company from selling NBT Paclitaxel in the Faulding and IVAX territories for two years and three years following termination, respectively. If either of the Strategic Partners terminates or breaches its agreement, such termination or breach would have a material adverse effect on the Company and could result in the Company being forced to discontinue operations.

          Limited Product Sales; History of Significant Operating Losses; Anticipated Future Losses. Since its inception, substantially all of the Company's revenue has come from sales of NBT Paclitaxel to the Strategic Partners for clinical trials and with respect to Faulding in Australia, limited commercial sales. The Company has generated only limited revenue and has incurred significant operating losses, including operating losses of approximately $6.0 million, $4.3 million and $7.1 million for the years ended December 31, 1994, 1995 and 1996, respectively, resulting in an accumulated deficit of $25.5 million as of December 31, 1996. In addition, losses are continuing and will continue until such time, if ever, that the Company is able to generate sufficient revenue from sales of NBT Paclitaxel to cover its expense. The Company expects to incur significant operating losses at least through 1997, if not longer, as the Company scales up its manufacturing capabilities and develops and secures new sources of biomass to produce NBT Paclitaxel. Furthermore, the Company's ability to achieve profitability depends on the ability of the Strategic Partners to obtain required regulatory approvals in the United States, among other places, and successfully market NBT Paclitaxel as well as to operate in a competitive environment. The Company's profitability will also depend on its ability to establish and operate FDA-approved manufacturing facilities that produce NBT Paclitaxel in sufficient quantities on a timely basis to supply the Strategic Partners' requirements and to operate without infringing on the patents and proprietary rights of others. There can be no assurance that any of such events will occur, that the Company's revenue will increase or that the Company will ever achieve profitable operations.

          Potential Limitations on the Availability of Raw Materials. Through 1994, the Company harvested bark of the wild Pacific yew tree as the primary raw material used in the Company's production of NBT Paclitaxel. Harvesting the bark from Pacific yew trees generally requires cutting down the trees. This practice has been the subject of environmental controversy between pharmaceutical companies, governmental agencies regulating public lands and environmental activist groups due to the prevalence of some wild Pacific yew trees located in old growth forests which are frequently the habitat of the spotted owl and other endangered species. As such, there can be no assurance that the bark of the wild Pacific yew tree will be available for the production of NBT Paclitaxel in the future. The Company has developed its EIP(TM) technology to extract paclitaxel and other taxanes from non-bark sources of ornamental yew bushes. The use of non-bark sources for paclitaxel may require additional regulatory approval, of which there can be no assurance. See "Risk Factors--Government Regulation; No Assurance of Regulatory Approval."

          To improve its access to raw materials for the production of NBT Paclitaxel and to help avoid environmental issues, the Company is implementing a plantation strategy pursuant to which it grows ornamental yew bushes which it believes may provide it with a renewable source of biomass. The Company has entered into agreements with PBI and Zelenka pursuant to which PBI and Zelenka, respectively, grow and harvest ornamental yew bushes for the Company. The Company also is supplementing its supply of biomass obtained from PBI and Zelenka by entering into additional agreements to purchase biomass and mature yew bushes from commercial growers and, if economical, to develop its own plantations. There can be no assurance that the Company will be able to enter into additional agreements on acceptable terms or at all or that the Company will be successful in developing its own plantations. In addition, there can be no assurance that the arrangements with PBI and Zelenka will prove successful in supplying biomass in adequate quantities or of sufficient quality to satisfy the Strategic Partners' commercial requirements, or that alternate sources of biomass will be available to the Company, if necessary for its operations, on commercially reasonable terms, in sufficient quantities. The biomass used for NBT Paclitaxel may also be difficult to obtain in the future due to many other factors, including environmental regulation and litigation, geographic location, weather patterns, scarcity, destruction by insects, vandalism, acts of God and fire. Moreover, yew biomass is subject to a very long product cycle (between four and five years) between the planting of the yew trees and bushes and harvesting, and accordingly, mature yew trees and bushes, if destroyed or damaged, cannot be replaced on a timely basis. The paclitaxel content of the biomass obtained by the Company may also vary as a result of fluctuations in temperature, humidity, soil content and age of the biomass source as well as geographical area. Failure to obtain an adequate supply of quality biomass on a timely basis would limit or preclude the Company's ability to manufacture NBT Paclitaxel and would have a material adverse effect on the Company's business, financial condition and results of operations.

          Limited Manufacturing Experience; Dependence on a Commercial-Scale Paclitaxel Manufacturing Facility; Technological Challenges. Although the Company has constructed and currently operates small-scale manufacturing facilities in the United States and Canada, the Company has limited experience in producing NBT Paclitaxel in large-scale commercial quantities adequate to support sales in a major market. Since its inception, the Company has produced NBT Paclitaxel only in quantities necessary for research and clinical trials and limited commercial sales by Faulding in Australia. The Company does not currently have the trained staff or the facilities necessary to manufacture NBT Paclitaxel in large-scale commercial quantities. The Company is currently in the process of constructing a large-scale commercial EIP(TM) manufacturing facility in Boulder, Colorado with the expected capacity to produce a sufficient volume of NBT Paclitaxel to meet the Strategic Partners' needs through 1999. In order to increase its capacity to manufacture NBT Paclitaxel, the Company is currently developing a semi-synthetic process. If the Company successfully develops a semi-synthetic process and receives the required regulatory approvals, the Company intends to either expand its current facility under construction to accommodate semi-synthetic manufacturing or construct a separate semi-synthetic manufacturing facility. There can be no assurance, however, that the proposed large-scale commercial EIP(TM) manufacturing facility or semi-synthetic manufacturing facility will be completed within the time periods indicated, if at all, or be adequate to supply the Strategic Partners' commercial long-term needs. In addition, there can be no assurance that the Company will receive the necessary regulatory approvals for its manufacturing facilities or processes. The success of the Company's manufacturing facilities will depend upon its ability to successfully adapt its EIP(TM) technology for large-scale commercial production of NBT Paclitaxel. The adaptation of such technologies to accommodate increased production volumes may result in significant expense and is subject to numerous risks, including unanticipated problems and delays. There can be no assurance that the Company will successfully adapt its EIP(TM) technology to large-scale commercial production on a timely basis, if at all. There also can be no assurance that the Company will be able to achieve at any facility the product yields and operating efficiencies necessary to produce NBT Paclitaxel at a competitive cost. The Company's failure to adapt its technology for large-scale commercial production and to establish and successfully operate large-scale commercial manufacturing facilities at a competitive cost would have a material adverse effect on the Company. In addition, although the Company performs its own procedures for isolation and purification of paclitaxel and other taxanes, the Company currently has a contract with a third party for the extraction of crude paclitaxel and other taxanes from yew biomass. This contract provides for less capacity than the EIP(TM) facility currently under construction. Accordingly, to meet the expected increase in demand and to provide for an alternative source of supply for NBT Paclitaxel if regulatory approvals are obtained, the Company must either contract out its large-scale extraction requirements or build an extraction facility. There can be no assurance that such a contract can be obtained on commercially reasonable terms, if at all, or that an extraction facility can be constructed in a timely fashion and receive the necessary regulatory approvals. The failure of the Company to secure a large-scale extraction contract or to construct a regulatory-approved extraction facility on a timely basis in order to meet its supply obligations to the Strategic Partners would have a material adverse effect on the Company.

          Government Regulation; No Assurance of Regulatory Approval. The research and development, manufacture, preclinical and clinical testing, distribution and marketing of pharmaceutical products, including NBT Paclitaxel, are subject to extensive regulation by numerous governmental authorities in the United States and other countries. The process of obtaining regulatory approval by the FDA and other required regulatory approvals is lengthy, expensive and uncertain. Prior to marketing in the United States, product candidates, including NBT Paclitaxel, must undergo extensive preclinical and clinical testing to satisfy the FDA that they are safe and efficacious in each clinical indication (the specific condition intended to be treated), dosage, dose schedule and route of administration for which approval for use is sought. In addition, approval by analogous regulatory authorities in other countries must be obtained prior to commencing marketing of pharmaceutical products in those countries. The approval process varies from country to country and approval for sale in one country may facilitate, but does not ensure, approval in other countries. Delays in obtaining regulatory approvals would adversely affect the development, testing and marketing of NBT Paclitaxel and the ability of the Company to generate revenue from the sale of NBT Paclitaxel. While certain of the Company's employees have some experience in conducting and managing the preclinical and clinical testing necessary to obtain regulatory approval, the Company is relying almost exclusively on the Strategic Partners to manage the process of taking NBT Paclitaxel through the numerous clinical tests and regulatory processes necessary to gain approval for use in those countries that Faulding or IVAX are targeting for commercial sales of NBT Paclitaxel. There can be no assurance that NBT Paclitaxel, or any other product candidate developed by the Company, will prove to be safe and effective in clinical trials or that the Strategic Partners will obtain regulatory approvals for NBT Paclitaxel in a timely manner, or at all. Even if regulatory clearance is obtained, NBT Paclitaxel is subject to continual review, and later discovery of previously unknown defects or failure to comply with the applicable regulatory requirements may result in restrictions on marketing or withdrawal from the market as well as possible civil or criminal sanctions.

          Before receiving FDA approval to market NBT Paclitaxel, the Company and the Strategic Partners will have to demonstrate that NBT Paclitaxel represents a safe and effective therapy. Data obtained from preclinical and clinical activities are susceptible to varying interpretations which could delay, limit or prevent regulatory approvals. In addition, delays or rejections may be encountered based upon additional government regulation from future legislation or administrative action or changes in FDA policy during the period of product development, preclinical and clinical trials, and FDA regulatory review. If regulatory approval of NBT Paclitaxel is granted, such approval will be limited to those disease states and conditions for which the product is, as demonstrated through clinical studies, safe and effective. Furthermore, approval may entail ongoing requirements for post-marketing studies. In order for regulatory approval to be obtained, manufacturers of therapeutic products sold in the United States are required to satisfy the FDA that their manufacturing facilities and processes adhere to applicable standards, including cGMP, and to engage in extensive record-keeping and reporting. Failure to comply with cGMP regulations may result in restrictions on NBT Paclitaxel's marketing or manufacture and may result in product seizures, product recalls, or withdrawal of the product from the market. Compliance with such regulations is costly and requires substantial time and attention. Following an inspection of the Company's manufacturing facilities in Canada and the United States by an auditor of the Australian Therapeutic Goods Administration ("TGA"), Australia's equivalent of the FDA, the TGA issued approvals to the Company as an Australian cGMP compliant paclitaxel manufacturer. None of the Company's manufacturing facilities, however, have been inspected by the FDA.

          The majority of clinical trials performed with NBT Paclitaxel utilized product manufactured from the Company's inventory of bark from the wild Pacific yew tree. The Company has, however, included product manufactured from needles and limbstock harvested from ornamental yew trees and bushes in its Drug Master File ("DMF") which the Company filed in support of IVAX's NDA. United States regulatory approvals by or agreements with the FDA will be required to make these changes in biomass sources. It will be necessary to demonstrate that paclitaxel extracted from a different species, or a different part of the tree, is chemically and biologically equivalent to a reference material which has been previously characterized and tested. Similarly, the same type of demonstration must be made for paclitaxel produced using the Company's planned semi-synthesis manufacturing process. The production of paclitaxel semi-synthetically was not referenced in the initial NDA filing. The Company anticipates that such semi-synthetic production will be included in an SNDA to be filed after the initial approval of NBT Paclitaxel, if ever. Each of these changes potentially introduces additional uncertainty in the FDA review process which could delay or inhibit the marketing approval for NBT Paclitaxel. There can be no assurance that regulatory approval will be received on a timely basis, if at all. Failure to receive such approval would have a material adverse effect on the Company's business, financial condition and result of operations.

          The Company is subject to United States laws and regulations applicable to exporting drugs. On April 26, 1996, the export provisions in the Food, Drug and Cosmetic Act (the "FDC Act") were amended in Chapter 1A of Title II, Supplemental Appropriations For The Fiscal Year Ending September 30, 1996, in the "FDA Export Reform and Enhancement Act of 1996" to authorize the export of a drug before marketing approval is obtained in the United States, to any country, if the drug (i) complies with the laws of the importing country and
(ii) has valid marketing authorization by the appropriate authority in a country listed by the statute, one of which is Australia. The Company has received valid marketing authorization from Australia. Thus, if the other statutory conditions are met, the Company believes that future exports from the United States of NBT Paclitaxel labeled in accordance with the laws of Australia and, for countries other than Australia, the laws of the importing country, should be permissible without an FDA permit or other FDA approval, although no such assurance can be given.

          The Company is also subject to, among others, the regulations of Canada, the Province of British Columbia, the United States Environmental Protection Agency, the Department of Interior (United States Fish and Wildlife Services and the Bureau of Land Management), the Department of Agriculture (United States Forest Service) and other countries and regulatory agencies. Pursuant to the National Environmental Policy Act, certain United States agencies have prepared an Environmental Impact Statement that addresses the impact of harvesting wild Pacific yew trees, including cutting down wild Pacific yew trees on federally managed land. The Company ceased harvesting bark in August 1994. The Company is also subject to federal, state and local laws and regulations governing the use and disposal of hazardous materials as well as regulations imposed by the Occupational Safety and Health Administration governing worker safety. There can be no assurance that the Company is at all times in complete compliance with all such requirements. The Company has made and will continue to make expenditures to comply with environmental requirements. Compliance with these regulations is time-consuming and expensive. The failure to comply with these regulations, however, could have a material adverse effect on the Company's business, financial condition and results of operations.

          The adoption by federal, state, local or foreign governments of significant new laws or regulations or a change in the interpretation or implementation of existing laws or regulations relating to environmental or other regulatory matters, including FDA requirements, could increase the cost of producing NBT Paclitaxel, delay regulatory approval, preclude continued marketing, or otherwise adversely affect the Company's ability to produce or sell NBT Paclitaxel. Adverse governmental regulations which might arise from future legislative or administrative regulations or other actions cannot be predicted. In addition, the Company's activities have been opposed by the Oregon Natural Resources Council ("ONRC") because of its concern over wild Pacific yew in old growth forests. Even though the Company no longer harvests biomass from the bark of the wild Pacific yew and does not intend to do so, there can be no assurance that the ONRC and other environmental activist groups will not oppose other activities of the Company, which may have the effect of delaying or halting production of NBT Paclitaxel, each of which could have a material adverse effect on the Company's business, financial condition and results of operations.

          Uncertain Efficacy of Paclitaxel; Adverse Side Effects Associated With Use of Paclitaxel. Paclitaxel is not considered to be a long-term cure for cancer. Safety and efficacy trials completed by BMS, however, have demonstrated to the satisfaction of the FDA that paclitaxel is efficacious in treating refractory ovarian and breast cancers in accordance with their guidelines. The Company understands that other clinical trials have indicated that paclitaxel, individually and in combination with other chemotherapeutic agents, may be effective in treating other forms of cancer. Such trials are ongoing, however, and, accordingly, there is no conclusive evidence of paclitaxel's effectiveness in treating other forms of cancer. It may take several years to obtain the final results of such trials, and there can be no assurance that paclitaxel will demonstrate efficacy as a broad-spectrum anti-cancer agent or that it will prove to be more efficacious than other chemotherapeutic agents as single agent therapy in treating any form of cancer. Like chemotherapy agents in general, the present formulation for administering paclitaxel is believed to cause adverse side effects, which, in some patients, are extensive. These side effects include hypersensitivity (allergic) reactions, which require the use of various premedications to minimize the side effects. In addition, paclitaxel has been shown to produce peripheral neuropathy

(loss of sensation or pain and tingling in the extremities) and neutropenia (low white blood cell counts) which, as a result, may limit its use in certain cases. There can be no assurance that such side effects or other unintended and/or toxic side effects will not adversely affect the ability of the Strategic Partners to obtain regulatory approval for or to market NBT Paclitaxel.

          Rapid Technological Change; Intense Competition. The biopharmaceutical industry is subject to rapid and significant technological change. The Company competes with all entities developing and producing therapeutic agents for cancer treatment or other diseases which may be the subject of future product development efforts of the Company. These entities include numerous academic and research organizations and pharmaceutical and biotechnology companies pursuing production of, among other things, genetically engineered drugs, drugs manufactured through chemical synthesis and cell-tissue growth, as well as companies specifically pursuing the production of paclitaxel for commercial sale from natural product extraction techniques. The Company's competitors may succeed in developing technologies, products and processes that render the Company's processes and/or products obsolete or non-competitive and which may have a material adverse effect on the Company's business, financial condition and results of operations. Many companies and research institutions are seeking means to obtain paclitaxel and other taxanes from renewable biomass components of yew trees and other sources in order to increase potential paclitaxel yields, avoid environmental concerns and reduce the cost of biomass. Although the Company has engineered a technology for the extraction, isolation and purification of NBT Paclitaxel from bark and renewable parts of yew trees and bushes, the development by others of manufacturing methods for paclitaxel-containing biomass sources that are significantly less costly than the Company's could have a material adverse effect on the Company's business, financial condition and results of operations.

          In addition, the Company is aware of several potential competitors that have developed and patented or are developing various processes for producing paclitaxel and paclitaxel-related substances semi-synthetically and through other processes and which have resulted or may result in products that are as effective or more effective than paclitaxel extracted from the bark of yew trees. Although the Company is currently conducting research to increase product yield through a semi-synthesis process incorporating its proprietary and licensed technology, no assurance can be given that technical problems will not be encountered in developing such technology for clinical or commercial use or that any semi-synthesis process that may be developed by the Company will not be deemed to infringe on the proprietary rights of others or will itself be protectable by patents. In addition, although the Company believes the production of fully synthetic paclitaxel is not currently commercially viable, the discovery by a third party of a cost-effective means to fully synthesize paclitaxel in commercial quantities or the manufacture of taxane derivatives or analogs that are more efficacious than NBT Paclitaxel in treating cancer would have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, many of these competitors, including BMS who currently dominates the paclitaxel market, have substantially greater capital resources, research and development capabilities, manufacturing and marketing resources, and experience than the Company. The Company expects BMS to compete intensely to maintain its dominance of the paclitaxel market, including through pursuit of an aggressive patent strategy. The Company's competitors may succeed in obtaining patents which limit or preclude the Company from producing NBT Paclitaxel or in developing products that are more effective or less costly than any that may be developed by the Company, including NBT Paclitaxel, that gain regulatory approval prior to or that are marketed more successfully than the Company's products, any of which would have a material adverse effect on the Company's business, financial condition and results of operations. See "--Uncertainty of Protection of Patents and Proprietary Technology; Reliance on Trade Secrets" and "--Uncertainty Related to Australian Patent Proceedings."

          BMS is already marketing paclitaxel commercially in the United States, Australia, Canada, Europe and certain other territories, and Rhone-Poulenc Rorer ("RPR"), a large multinational pharmaceutical company, has developed a proprietary analog of paclitaxel called docetaxel, which has a microtubule binding mechanism of action similar to that of paclitaxel. In May 1996, docetaxel, which is marketed by RPR under the trademark Taxotere(R), was approved by the FDA for treatment of anthracycline-resistant breast cancer in patients without impaired liver function. In addition, upon expiration in December 1997 of the marketing protection from generic competition currently afforded to BMS' paclitaxel compound under the 1984 Waxman-Hatch Amendment to the FDC Act, NBT Paclitaxel, if approved, will be subject to competition from generic paclitaxel pharmaceuticals in the United States. In Europe, a similar exclusivity period extends for ten years from approval. The Company is aware that Mylan Pharmaceuticals, Inc. has entered into an exclusive licensing agreement with Phytogen International LLC to develop, manufacture and market generic paclitaxel in the United States, Canada and Mexico. The success of competitors, including generic manufacturers, in entering the paclitaxel market may limit or foreclose the Company's market opportunity.

          Uncertainty of Protection of Patents and Proprietary Technology; Reliance on Trade Secrets. The Company's success depends, in part, on its ability to obtain patents, maintain trade secret protection and operate without infringing on the proprietary rights of third parties. Where appropriate, the Company seeks protection of its proprietary technology by applying for patents in the United States and abroad. The Company owns three issued United States patents and has several United States patent applications pending. The Company has filed patent applications in certain other areas of the world and expects to make additional filings as it believes appropriate. In addition, the Company has obtained licenses from third parties to use their proprietary technology, for which patent applications have been filed in the United States and in certain other areas of the world. There can be no assurance that either the Company's or its licensors' existing patent applications will become issued patents or, if issued, that the coverage claimed in the applications will not be significantly reduced prior to issuance, or that the Company will be able to obtain any necessary or desired additional licenses to patents or technologies of others or that the Company will be able to develop its own additional patentable technologies. There can be no assurance that any future patents issued to the Company, if any, will provide it with competitive advantages or that products or processes covered by any such patents will not be challenged as infringing upon the patents or proprietary rights of others, or that any such patents will not be invalidated, or that the patents or proprietary rights of others will not have a material adverse effect on the ability of the Company to do business. Patent applications in the United States are maintained in secrecy until patents are issued, and patent applications in certain other countries generally are not published until more than 18 months after they are filed. In addition, publication of scientific or patent literature often lags behind actual discoveries. As a result, the Company cannot be certain it or any of its licensors was the first creator of inventions covered by the Company's or its licensors' pending patent applications or that the Company or its licensors were the first to file such applications. Furthermore, there can be no assurance that others will not independently develop similar technology or, if patents are issued to the Company, that others will not design technology to circumvent the Company's patents or proprietary rights.

          A substantial majority of the Company's proprietary technology is not protected by patents and is held by the Company as trade secrets, including much of its EIP(TM) technology. The Company's success will depend in part on its ability to protect trade secrets for extracting, isolating and purifying paclitaxel and other technology. The Company relies on proprietary know-how and confidential information and employs various methods, such as entering into confidentiality and non-compete agreements with its current employees and with third parties to whom it divulges proprietary information, to protect the processes, concepts, ideas and documentation associated with its technologies, including its paclitaxel production process. Such methods may afford incomplete protection, and there can be no assurance that the Company will be able to adequately protect its trade secrets or that other companies will not acquire or independently develop information which the Company considers to be proprietary. In addition, if the Company is unable to fulfill its contractual obligations to IVAX relating to its supply of NBT Paclitaxel, the Company may, under certain circumstances, be contractually obligated to disclose proprietary manufacturing information to IVAX. The inability to maintain its trade secrets for its exclusive use could have a material adverse effect on the Company.

          The patent position of pharmaceutical companies generally is highly uncertain and involves complex legal and factual questions. Paclitaxel is an unpatentable, naturally occurring compound. A large number of compositions containing paclitaxel, as well as processes and other technologies, including those relating to processing paclitaxel and other taxanes and preparing the drug for finished formulation and administration, are or may be patented. Certain of these patents are owned by BMS and RPR, two of the Company's primary competitors. The Company is aware of competitors and potential competitors who are pursuing patent protection for various aspects of the extraction, preparation and production of natural and semi-synthetic paclitaxel. In the event that the Company's technology, products or activities are deemed to infringe upon the rights of others, including but not limited to BMS and RPR, the Company could be subject to damages or enjoined from using such technology, or the Company could be required to obtain licenses to utilize such technology. No assurance can be given that any such licenses would be made available on terms acceptable to the Company, or at all. If the Company was unable to obtain such licenses, it could encounter significant delays in product market introductions while it attempted to design around the patents or rights infringed upon, or could find the development, manufacture or sale of products requiring such licenses to be foreclosed. In addition, the Company could experience a loss of revenue and may incur substantial cost in defending itself and indemnifying the Strategic Partners in patent infringement or proprietary rights violation actions brought against it or either of the Strategic Partners. The Company could also incur substantial cost in the event it finds it necessary to assert claims against third parties to prevent the infringement of its patents and proprietary rights by others. Participation in such infringement proceedings could have a material adverse effect on the Company, even if the eventual outcome were favorable.

          Uncertainty Related to Australian Patent Proceedings. In September 1993 and August 1994, BMS received two Australian petty patents claiming certain methods of administering paclitaxel. Australian petty patents have a maximum term of six years, are allowed to contain only three claims (one independent and two dependent) and are granted on the basis of a prior art search which is significantly more limited in scope than the searches done prior to issuance of standard patents. Following publication of these patents, Faulding instituted legal action to revoke these patents on the grounds that the patent claims are invalid and that the subject matter claimed in the patents was already known prior to the claimed date of invention. In February 1995, BMS brought legal action against Faulding seeking an injunction to prevent Faulding from marketing NBT Paclitaxel pursuant to Faulding's generic approval. In March 1995, the Australian court denied BMS's request to enjoin Faulding from marketing NBT Paclitaxel. The Company believes, based on communications with Faulding, that BMS's claims will likely be resolved in conjunction with Faulding's revocation action. No assurance can be given, however, that the BMS matter will be resolved within this time frame or that BMS will not obtain an injunction against Faulding which could prevent Faulding from marketing NBT Paclitaxel in Australia. If Faulding were prevented from marketing NBT Paclitaxel in Australia pursuant to its generic approval, Faulding would be unable to market NBT Paclitaxel for commercial sale in Australia until such time as Faulding obtains its own non-generic approval which would require substantial clinical trials and a lengthy regulatory approval process. There can be no assurance that Faulding would be able to obtain its own non-generic approval in such circumstances. If BMS is successful in enforcing its patent claims against Faulding such that Faulding is unable to sell NBT Paclitaxel in Australia, such a result could have a material adverse effect on the Company's business, financial condition and results of operations.

          Future Capital Needs; Uncertainty of Additional Funding. The Company has incurred negative earnings and cash flow from operations since its inception. Substantial expenditures will be required to enable the Company to scale-up its manufacturing capabilities, acquire biomass and continue its research and development activities. The Company anticipates a significant increase in capital expenditures and operations in 1997 in anticipation of possible approval of the NDA filed with the FDA. The Company's actual future capital needs, however, will also depend upon many factors, including the cost and progress of its process and technology development activities, the cost and success of the Company's plantation strategy, the progress of the Strategic Partners' clinical development of NBT Paclitaxel, the timing and receipt of regulatory approvals, the cost involved in preparing, filing, prosecuting, maintaining, enforcing and defending patent claims and other intellectual property rights, developments related to regulatory and reimbursement matters, competing technological and market developments, changes in or terminations of existing strategic alliances and the cost, timing and success of manufacturing scale-up, including construction of a large-scale commercial EIP(TM) manufacturing facility.

          Depending on the factors described above, the Company may need to raise substantial additional funds. If additional funds are raised by issuing equity securities, further dilution to stockholders will result. Debt financing, if available, may involve restrictive covenants. If adequate funds are not available, the Company may obtain funds through arrangements with strategic partners or others that may require the Company to relinquish rights to certain of its technologies, any one of which could have a material adverse effect on the Company's operations. The failure of the Company to raise capital when needed would have a material adverse effect on the Company's business, financial condition and results of operations, and could result in the Company being forced to reduce or discontinue its operations.

          Reliance on Foreign Sales. For the year ended December 31, 1996, sales of NBT Paclitaxel into foreign markets accounted for approximately 72% of the Company's revenue. The Company anticipates that a significant portion of its revenue will continue to be derived from sales of its products in foreign markets until such time, if ever, as approval for commercial sale of NBT Paclitaxel in the United States has been received. A substantial portion of the Company's revenue and operations will thus continue to be subject to the risks associated with foreign business, including economic or political instability, shipping delays, changes in foreign regulatory laws governing sales of drugs, fluctuations in foreign currency exchange rates and various trade restrictions, all of which could have a significant impact on the Company's ability to deliver products on a competitive and timely basis. Future imposition of, or significant increases in, the level of customs duties, export quotas, drug regulatory restrictions or other regulatory or trade restrictions could have a material adverse effect on the Company.

          Uncertainty of Third-party Reimbursement. There is significant national concern today about the availability and rising cost of health care in the United States. It is anticipated that new federal and/or state legislation will be proposed to attempt to provide broader and better health care and to manage and contain its cost. While the Company cannot predict whether any such legislative or regulatory proposals will be adopted or the effect such proposals may have on its business, the pendency or adoption of such proposals could have a material adverse effect on the Company, including its ability to raise capital, or on the market value of the Common Stock.

          In both domestic and foreign markets, sales of the Company's product candidates will depend in part on the availability of reimbursement from third-party payors, such as government health administration authorities, private health insurers and other organizations. Third-party payors are increasingly challenging the price and cost-effectiveness of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved health care products. There can be no assurance that NBT Paclitaxel will be considered cost-effective or that adequate third-party reimbursement will be available to enable the Company to maintain price levels sufficient to realize an appropriate return on its investment in product development. Failure to achieve sufficient price levels for NBT Paclitaxel would have a material adverse effect on the Company's business, results of operations and financial condition. Legislation and regulations affecting the pricing of pharmaceuticals may change before NBT Paclitaxel is approved for marketing. Adoption of such legislation or regulations could further limit reimbursement for medical products and services.

          Risk of Product Liability; Limited Insurance. The Company's business exposes it to potential product liability risks which are inherent in the testing, manufacturing, marketing and sale of therapeutic products. While the Company will continue to take precautions it deems appropriate, there can be no assurance that it will be able to avoid significant product liability exposure. Pursuant to the agreements with the Strategic Partners, the Company is required to indemnify the Strategic Partners for any defect in the NBT Paclitaxel that is shipped to Faulding or IVAX. Under such agreements, the Company will be indemnified by the Strategic Partners against certain product liability claims brought against the Company to the extent such liability is a result of actions by the Strategic Partners once they receive NBT Paclitaxel from the Company.
The Company currently maintains product liability insurance in the amount of $5.0 million per policy year. Product liability insurance for the pharmaceutical industry, however, generally is expensive, to the extent it is available at all. There can be no assurance that the Company will be able to maintain such insurance on acceptable terms, that it will be able to secure increased coverage as the commercial approval process for NBT Paclitaxel progresses or that its insurance policy will provide adequate protection against potential claims. A successful claim brought against the Company in excess of the Company's insurance coverage or a product recall could have a material adverse effect on the Company's business, results of operations and financial condition.

          Dependence on Management and Key Personnel; Ability to Manage Growth. The Company is highly dependent upon the services of its senior executives and certain key scientific personnel, particularly its Chairman, Leonard P. Shaykin, and its President and Chief Executive Officer, Sterling K. Ainsworth. The Company maintains a key-man life insurance policy on the life of Dr. Ainsworth in the amount of $3.0 million. Although the Company has entered into employment contracts with Mr. Shaykin, Dr. Ainsworth and Dr. Patricia A. Pilia, the Company's Vice President, BioResearch and Toxicology (collectively, the "Senior Executives"), which expire in June 1998 (collectively, the "Executive Agreements"), the loss of the services of any of the Senior Executives or other of the Company's key employees could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, Mr. Shaykin serves the Company on a part-time basis and has obligations which could divert his attention from the Company's affairs to the Company's detriment. The Company's move to large-scale commercial operations will depend upon, among other things, the successful recruiting of highly skilled managerial and technical personnel with experience in business activities such as those contemplated by the Company. Although the Company has hired a number of individuals which the Company believes have the requisite skills and experience to allow the Company to expand its operations to a commercial scale, competition for the type of highly skilled individuals required by the

Company is intense among pharmaceutical companies, health care companies, government agencies, academic institutions and other organizations. There can be no assurance that the Company will be able to retain existing employees or that it will be able to find, attract and retain other skilled personnel on acceptable terms to help the Company manage its growth.

          Continuing Control by Existing Stockholders; Conflict of Interest.
The Company's executive officers and directors beneficially own approximately 20.7% of the Common Stock. In addition, IVAX, one of the Strategic Partners, beneficially owns approximately 9.4% of the Common Stock. In the event that such stockholders were to act in concert with respect to the Company's operations, they would be in a position generally to substantially influence the affairs of the Company. In addition, Phillip Frost, M.D. and Richard C. Pfenniger, Jr., each a director of the Company, serve as the Chairman of IVAX and as former President, Health Care Group of IVAX, respectively. There can be no assurance that conflicts of interest will not arise with respect to the foregoing or that such conflicts will be resolved in a manner favorable to the Company. See "Risk Factors--Dependence on Strategic Alliances."

          Anti-takeover Considerations; Authorization of Preferred Stock. Certain provisions of the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation"), Bylaws (the "Bylaws") and
Section 203 of the Delaware General Corporation Law (the "DGCL") could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. The Company's board of directors, without further stockholder approval, may issue blank check preferred stock that could have the effect of delaying or preventing a rapid change in control of the Company as well as adversely affecting the voting power of the holders of Common Stock, including the loss of voting control to others. In addition, the Certificate of Incorporation and Bylaws provide for a classified board of directors consisting of three classes of directors serving staggered terms. The Company's directors may be removed only for cause by stockholders holding not less than 80% of the shares entitled to elect the director or directors whose removal is sought.

          In November 1996, the Company adopted a stockholder rights plan having both "flip-in" and "flip-over" provisions. Existing stockholders as of a selected record date received the right (a "Right") to purchase a fractional share of preferred stock at a purchase price of $60 for each share of Common Stock held. For the "flip-in provision," the Rights would become exercisable only if a person or group acquires beneficial ownership of 20% (the "Threshold Percentage") or more of the outstanding Common Stock. In that event, all holders of Rights other than the person or group who acquired the Threshold Percentage would be entitled to purchase shares of Common Stock at a substantial discount to the then current market price. This right to purchase Common Stock at a discount would be triggered as of specified number of days following the passing of the Threshold Percentage. For the "flip-over" provision, if the Company was acquired in a merger or other business combination or transaction, the holders of such Rights would be entitled to purchase shares of the acquiror's common stock at a substantial discount.

          In addition, the Executive Agreements provide for continuation of salary and other benefits in the event employment is terminated under certain circumstances, including a change of control of the Company. Furthermore, in connection with its equity investment in the Company, IVAX agreed that for a period ending on the earlier of June 7, 2000 or three years after the date IVAX receives FDA approval to market NBT Paclitaxel commercially in the United States, neither it nor any affiliate will, without the approval of a majority of disinterested directors, among other things, (i) acquire, in the aggregate, more than 20.0% of the Common Stock, (ii) seek control of the board of directors, or
(iii) propose an acquisition of all or substantially all of the Company's assets, a merger or other business combination, or a tender offer for the Common Stock.

          Dilution. The current market price for the Common Stock is substantially higher than the current adjusted net tangible book value per share of Common Stock, assuming conversion of all Notes and exercise of all Warrants. Therefore, investors purchasing Shares (at the current tangible net book value and at current market prices) will incur immediate and substantial dilution.

          Absence of Dividends. The Company has never paid cash dividends on its Common Stock. It is the Company's intention to retain earnings, if any, to finance the operation and expansion of its business and, therefore, it does not expect to pay cash dividends in the foreseeable future. In addition, future credit facilities may restrict dividend payments.

          Volatility of Stock Price. The market price of the Common Stock has been, and will likely continue to be, volatile. Factors such as the Company's financial results, introduction of new products by the Company or its competitors, results of clinical trials, government regulations, changes in reimbursement policies, developments in patent and other proprietary rights, developments in the Company's relationships with the Strategic Partners, public concern as to the safety and efficacy of paclitaxel and various factors affecting the biotechnology or pharmaceutical industries generally, may have a significant impact on the market price of the Common Stock. Additionally, in recent years, the stock market has experienced a high level of price and volume volatility and market prices for the stock of many companies (particularly of small and emerging growth companies, the common stock of which trade in the over-the-counter market) have experienced wide price fluctuations which have not necessarily been related to the operating performance of such companies. An increase in the number of shares of Common Stock that may become available for sale in the public market may adversely affect the market price prevailing from time to time of the Common Stock in the public market and could impair the Company's ability to raise additional capital through the sale of its equity securities.


                                USE OF PROCEEDS

          The Company will not receive any proceeds from this offering, though it will receive approximately $3,727,000 if all of the Faulding Warrants and the Underwriter's Warrants are exercised. No underwriting discounts or commissions will be paid in connection with this Offering.


                 SELLING STOCKHOLDERS AND PLAN OF DISTRIBUTION

          A total of 1,005,000 shares of Common Stock consisting of: (i) 395,000 shares of Common Stock into which 395,000 shares of the Company's Nonvoting Common will be convertible upon disposition; (ii) 200,000 shares of Common Stock issuable upon exercise of the Faulding Warrants into which 200,000 shares of the Company's Nonvoting Common will be convertible upon disposition,
(iii) 180,000 shares of Common Stock into which 180,000 Underwriter Warrants are exercisable, (iv) 180,000 shares of Common Stock into which the Other Warrants are exercisable, and (v) 50,000 shares of Common Stock to be sold by other Selling Stockholders in addition to those shares identified in clauses (i) through (iv), may be offered and sold pursuant to this Prospectus. The Company has agreed to pay all expenses in connection with the registration of the Selling Stockholders Shares hereby. Other than Leonard P. Shaykin, the Chairman of the Board and a principal stockholder of the Company, and IVAX (a principal stockholder of the Company) and Faulding, the Company's two primary strategic business partners and principal customers, and Whale Securities, the underwriter of the Company's initial public offering in August of 1994, none of the Selling Stockholders has ever held any position or office with the Company or had any other material relationship with the Company. The Company will not receive any of the proceeds from the sale of the Shares or the Selling Stockholder Shares, although the Company will receive $5.00 per share upon exercise of the Faulding Warrants, $7.50 per share upon exercise of the Underwriter's Warrants for Common Stock, $.15 per warrant upon exercise of the Underwriter's Warrants for Other Warrants and $7.50 per share upon exercise of the Other Warrants. See "Use of Proceeds." The following table sets forth certain information with respect to the Selling Stockholders as of May 27, 1997 as supplied to the Company by the Selling Stockholders or their representatives:


                                                                                                              Percentage
                                                                                     Beneficial               Beneficial
                                                                                Ownership Shares of          Ownership of
                                     Beneficial                                     Common Stock             Common Stock
                                 Ownership of Shares     Amount of Selling     After Sale of Selling    After Sale of Selling
                                   of Common Stock         Stockholders'           Stockholders'            Stockholders'
Selling Stockholder                 Prior to Sale          Shares Offered            Shares(9)                  Shares
-----------------------------  -----------------------  --------------------  ------------------------  ----------------------
F.H. Faulding & Co. Limited             595,000(1)           595,000(4)                        0                    0%
IVAX Corporation                   1,126,398(2)(3)            20,000                   1,106,398                 8.60%



MLC Management Company          10,000               10,000           0        0%
Leonard P. Shaykin                908,809(2)         20,000     888,809     7.05%
William G. Walters             120,591(2)(5)(6)      80,224      40,367       *
Elliot J. Smith                 45,780(7)            45,780           0        0%
Estate of Howard D. Harlow      16,992(7)            16,992           0        0%
Nicholas Anari                   1,810(7)             1,810           0        0%
James D. Whitten                 1,716(7)             1,716           0        0%
Cynthia Buckwalter                 504(7)               504           0        0%
Whale Securities Co., L.P.     212,974(7)(8)        212,974           0        0%
----------

 *   Less than 1%.
(1) Includes 595,000 shares of Common Stock into which the 395,000 shares of Nonvoting Common Stock owned by Faulding will be converted upon disposition thereof and the 200,000 shares of Common Stock into which the Faulding Warrants will convert upon Faulding's exercise and disposition thereof.
(2) Includes shares of Common Stock and warrants to purchase Common Stock held by such Selling Stockholder other than the Selling Stockholders' Shares offered hereunder.
(3) Shares beneficially owned by IVAX are beneficially owned directly by D&N Holding Company, a wholly owned subsidiary of IVAX.
(4) Includes 595,000 shares of Common Stock into which the 395,000 shares of Nonvoting Common Stock owned by Faulding will be converted upon disposition thereof and the 200,000 shares of Common Stock to be received upon exercise and conversion of the Faulding Warrants. The resale by Faulding of such shares of Common Stock is included in the Registration Statement of which this Prospectus forms a part.
(5) Includes shares of Common Stock held by Mr. Walter's individual retirement account.
(6) Includes shares of Common Stock issuable upon exercise of the Underwriter's Warrants and the Other Warrants. Does not include any shares of Common Stock held by Whale, a limited partnership of which Whale Securities Corp. is general partner. Mr. Walters, Chairman and principal stockholder of Whale Securities Corp., disclaims beneficial ownership of such shares.
(7) Represents shares of Common Stock issuable upon exercise of the Underwriter's Warrants and the Other Warrants.
(8) Includes securities held in the name of Whale for the account of certain equity owners and employees of Whale. Excludes shares of Common Stock held in any customer account by, and any trading account of, Whale.
(9) Assumes all of the Selling Stockholders' Shares offered under this Prospectus are sold by the Selling Stockholders.

          The Selling Stockholders' Shares may be offered and sold from time to time in the discretion of the Selling Stockholders in the over-the-counter market, or otherwise, at prices and terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. The Selling Sthckholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale hereunder. The Selling Stockholders' Shares may be sold by one or more of the following methods, without limitation: (a) a block trade in which a broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchases; and (d) face-to-face transactions between sellers and purchasers without a broker/dealer. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Such brokers or dealers may receive commissions or discounts from Selling Stockholders in amounts to be negotiated. Such brokers and dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with such sales. From time to time, one or more of the Selling Stockholders may pledge, hypothecate or grant a security interest in some or all of the shares owned by them, and the pledgees, secured parties or persons to whom such securities have been hypothecated shall, upon foreclosure in the event of default, be deemed to be Selling Stockholders hereunder.

          Sales of Selling Stockholders' Shares may also be made pursuant to Rule 144 under the Securities Act, where applicable. The Selling Stockholders' Shares may also be offered in one or more underwritten offerings, on a firm commitment or best efforts basis. The Company will receive no proceeds from the sale of the Selling Stockholders' Shares by the Selling Stockholders. The Shares may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the Selling Stockholders or by agreement between a Selling Stockholder and its underwriters, dealers, brokers or agents.

          To the extent required under the Securities Act, the aggregate amount of Selling Stockholders' Shares being offered and the terms of the offering, the names of any such agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying Prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the Shares may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a Selling Stockholder and/or purchasers of Selling Stockholders' Shares, for whom they may act. In addition, sellers of Selling Stockholders' Shares may be deemed to be underwriters under the Securities Act and any profits on the sale of Selling Stockholders' Shares by them may be deemed to be discount or commissions under the Securities Act. Selling Stockholders may have other business relationships with the Company and its subsidiaries or affiliates in the ordinary course of business.

          From time to time one or more of the Selling Stockholders may transfer, pledge, donate or assign Selling Stockholders' Shares to lenders, family members and others and each of such persons will be deemed to be a "Selling Shareholder" for purposes of this Prospectus. The number of Selling Stockholders' Shares beneficially owned by those Selling Stockholders who so transfer, pledge, donate or assign Selling Stockholders' Shares will decrease as and when they take such actions. The plan of distribution for Selling Stockholders' Shares sold hereunder will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be deemed to be Selling Stockholders hereunder.


                                 LEGAL MATTERS

          The validity of the Common Stock being registered has been passed upon by Holme Roberts & Owen LLP, Denver, Colorado, as counsel for the Company.


                                    EXPERTS

          The consolidated financial statements of NaPro BioTherapeutics, Inc. appearing in NaPro BioTherapeutics, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution.

     Expenses of the Registrant in connection with the issuance and distribution of the securities being registered under this Post-Effective Amendment are estimated to be as follows:


           Legal fees and expenses.......  $14,000.00
           Accounting fees and expenses..    4,000.00
           Printing and engraving........    1,500.00
           Miscellaneous.................    1,000.00
                                           ----------

            Total........................  $20,500.00
                                           ==========


Item 15.  Indemnification of Directors and Officers.

     Section 102(b)(7) of the DGCL permits a Delaware corporation to limit the personal liability of its directors in accordance with the provisions set forth therein. The Certificate of Incorporation of the Registrant provides that the personal liability of its directors shall be limited to the fullest extent permitted by applicable law.

     Section 145 of the DGCL contains provisions permitting corporations organized thereunder to indemnify directors, officers, employees or agents against expenses, judgments and fines reasonably incurred and against certain other liabilities in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person was or is a director, officer, employee or agent of the corporation.

     The Certificate of Incorporation and the By-Laws of the Registrant provide for indemnification of its directors and officers to the fullest extent permitted by applicable law. In addition, the Registrant maintains an officers and directors liability insurance policy. The Certificate of Incorporation limits the liability of directors of the Company for monetary damages for breaches of directors' fiduciary duty of care. In addition, the Certificate of Incorporation requires the Company to indemnify directors, officers, employees and agents of the Company serving at the request of the Company against expenses, judgments (including derivative actions), fines and amounts paid in settlement. This indemnification is limited to actions taken in good faith in the reasonable belief that the conduct was lawful and in or not opposed to the best interests of the Company. The By-laws provide for the indemnification of directors and officers in connection with civil, criminal, administrative or investigative proceedings when acting in their capacities as agents for the Company. The Company has entered into indemnification agreements with each director and executive officer of the Company pursuant to which the Company will agree to indemnify and hold harmless each director and executive officer to the full extent permitted or authorized by the DGCL. The foregoing may reduce the likelihood of derivative litigation against directors and executive officers and may discourage or deter stockholders or management from suing directors or executive officers for breaches of their duty of care, even though such an action, if successful, might otherwise benefit the Company and its stockholders.

Item 16.  Exhibits

     The following exhibits are filed pursuant to Item 601 of Regulation S-K.

Exhibit
Number    Description of Exhibit
------    ----------------------

4.1       Form of Amended and Restated Certificate of Incorporation of
          the Registrant (1)
4.2 Form of Certificate of Designation for the Convertible Preferred Stock, Series A, of the Registrant (2)
4.3 Form of Certificate of Designation for the Convertible Preferred Stock, Series B, of the Registrant (3)
4.4       Bylaws of the Registrant (1)
4.5       Form of Common Stock Certificate (1)
5.1       Opinion of Holme Roberts & Owen LLP(1)
23.1      Consent of Ernst & Young LLP
23.2      Consent of Holme Roberts & Owen LLP
            (included in Exhibit 5.1)
24.1      Powers of Attorney(1)
______________________

(1) Incorporated by reference to the Company's Registration Statement on Form S-1 (No. 33-78016).
(2) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995 (File No. 0-24320)
(3) Incorporated by reference to the Company's Report on Form 8-A dated November 26, 1996.


Item 17.  Undertakings.

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

     (4) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other that the payment by the registrant of expenses incurred or paid by a director, officers or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Post-Effective Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boulder, State of Colorado, as of June 27, 1997.

                    NaPro BioTherapeutics, Inc.



                    By: \s\ Gordon H. Link, Jr.
                       -----------------------------------------
                         Gordon H. Link, Jr.
                         Vice President, Chief Financial Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities and as of the dates indicated.


             Signatures                              Title                        Date
             ----------                              -----                        ----

*                                      President and Chief Executive          June 27, 1997
------------------------------------   Officer; Director (Principal
       Sterling K. Ainsworth, Ph.D.    Executive Officer)

                                       Chairman of the Board of Directors     June 27, 1997
------------------------------------
       Leonard P. Shaykin

   \s\ Gordon H. Link, Jr.             Vice President, Chief Financial        June 27, 1997
------------------------------------   Officer (Principal Financial Officer)
       Gordon H. Link, Jr.

   \s\ Robert L. Poley                 Controller (Principal Accounting       June 27, 1997
------------------------------------   Officer)
       Robert L. Poley

*                                      Director                               June 27, 1997
------------------------------------
       Patricia A. Pilia, Ph.D.

*                                      Director                               June 27, 1997
------------------------------------
       E. Garrett Bewkes, Jr.

*                                      Director                               June 27, 1997
------------------------------------
       Richard C. Pfenniger, Jr.

*                                      Director                               June 27, 1997
------------------------------------
       Phillip Frost, M.D.

                                       Director                               June __, 1997
------------------------------------
       Arthur H. Hayes, Jr. M.D.

                                       Director                               June __, 1997
------------------------------------
       Mark B. Hacken

                                       Director                               June __, 1997
------------------------------------
       Vaughn D. Bryson


*  By: \s\ Gordon H. Link, Jr.
------------------------------------
       Gordon H. Link, Jr.
       Attorney-in-Fact

                                 EXHIBIT INDEX


Exhibit Number   Description of Exhibit
--------------   ----------------------

4.1              Amended and Restated Certificate of Incorporation of
                 the Registrant (1)
4.2 Form of Certificate of Designation for the Convertible Preferred Stock, Series A, of the Registrant (2)
4.3 Form of Certificate of Designation for the Convertible Preferred Stock, Series B, of the Registrant (3)
4.4              Bylaws of the Registrant (1)
4.5              Form of Common Stock Certificate (1)
4.6 Rights Agreement dated as of November 8, 1996, between NaPro BioTherapeutics, Inc. and American Stock Transfer and Trust Company, as Rights Agent (3)
5.1              Opinion of Holme Roberts & Owen LLP(1)
23.1             Consent of Ernst & Young LLP
23.2             Consent of Holme Roberts & Owen LLP
                  (included in Exhibit 5.1)
24.1             Powers of Attorney(1)
______________________

(1) Incorporated by reference to the Company's Registration Statement on Form S-1 (No. 33-78016).
(2) Incorporated by reference to the Company's Annual Report on Form 10-Q for the quarter ended June 30, 1995 (File No. 0-24320).
(3) Incorporated by reference to the Company's Report on Form 8-A dated November 26, 1996.